21002596

SECURITIES AND EXCHANGE COMMISSION
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MAR 03 2021

Washington, DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-39446

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Capital Management Partners, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1100 North 4th Street, Suite 141
(No. and Street)

Fairfield	IA	52556
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter B. Ecob: 641-472-8800

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael Coglianese CPA, P.C.

(Name – *if individual, state last, first, middle name*)

125 East Lake Street, Suite 303	Bloomingdale	IL	60108
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (11-05)

OATH OR AFFIRMATION

I, Peter B. Ecob, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Capital Management Partners, Inc., as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CAROLYN J SIMMONS
Commission Number 146121
My Commission Expires
January 28, 2024

NOTARIAL SEAL IOWA

Notary Public

Signature

Chief Financial Officer
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MC MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Capital Management Partners, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Capital Management Partners, Inc. as of December 31, 2020, the related statements of operations, changes in shareholders' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Capital Management Partners, Inc. as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Capital Management Partners, Inc.'s management. Our responsibility is to express an opinion on Capital Management Partners, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Capital Management Partners, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information listed in the accompanying table of contents has been subjected to audit procedures performed in conjunction with the audit of Capital Management Partners, Inc.'s financial statements. The supplemental information is the responsibility of Capital Management Partners, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information listed in the accompanying table of contents is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Capital Management Partners, Inc.'s auditor since 2016.

Michael Coglianese CPA, P.C.

Bloomingdale, IL

February 23, 2021

Capital Management Partners, Inc.
Statement of Financial Condition
As of December 31, 2020

ASSETS

Current Assets:	
Cash	273,177
Commissions Receivable	155,465
Other Receivables	38,696
Prepaid Expenses	6,937
Total Current Assets:	**474,275**
Fixed Assets--Net:	4,220
Other Assets	1,137
TOTAL ASSETS	**479,632**

LIABILITIES AND SHAREHOLDERS EQUITY

Current Liabilities:	
Sales commissions payable	31,152
Expense and other reimbursements payable	67,051
Accounts payable and accrued expenses	76,598
Total Current Liabilities:	**174,801**
Shareholder Equity:	
Common stock, no par value, 3000 shares authorized, 2105 issued and outstanding, no par	652,490
Treasury stock, at cost	(234,196)
Retained deficit	(113,463)
Total Shareholder Equity	304,831
Total Liabilities & Shareholder Equity	**479,632**

The accompanying notes to the financial statements are an integral part of this statement

Capital Management Partners, Inc.
Statement of Operations
For the Year Ended December 31, 2020

Revenues:	
Commission revenue	464,551
Personnel reimbursement	320
Miscellaneous income	64,977
Total revenues:	**529,848**
Expenses:	
Commission expenses	143,363
Salaries and benefits	123,864
General administration	129,215
Total expenses:	**396,442**
NET INCOME (LOSS):	**133,406**

The accompanying notes to the financial statements are an integral part of this statement

Capital Management Partners, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2020

Operating activities:	
Net income (loss)	$133,406
Adjustments to reconcile net income items not requiring the use of cash:	
Depreciation expense	1,344
Changes in other operating assets and liabilities:	
Commissions receivable	225,791
Prepaid expense	231
Other receivables	88,249
Advances to affiliate	130
Sales commissions payable	(94,865)
Accounts payable and accrued expenses	(25,949)
Net cash provided by operations	$328,336
Investing activities:	
Equipment purchase	($2,298)
Net cash used by investing activities:	($2,298)
Financing activities:	
Dividends paid	($150,000)
Net cash used by financing activities	(150,000)
Net increase in cash during the fiscal year	$176,038
Cash at December 31, 2019	97,139
Cash at December 31, 2020	273,177
Supplemental disclosures of cash flow information:	
Interest paid during the fiscal year	$0
Income taxes paid during the fiscal year	$0

The accompanying notes to the financial statements are an integral part of this statement

Capital Management Partners, Inc.
Statement of Changes in Shareholder Equity
For the Year Ended December 31, 2020

	Common Shares	Stated Amount	Treasury Stock	Retained Surplus (Deficit)	Total
Balance at December 31, 2019	2,105	$652,489	($234,196)	($96,867)	$321,426
Dividends paid shareholders				(150,000)	(150,000)
Net income (loss)				133,406	133,406
Balance at December 31, 2020	2,105	$652,489	($234,196)	($113,461)	$304,832

The accompanying notes to the financial statements are an integral part of this statement

Capital Management Partners, Inc.
Notes to the Financial Statements
For the Year Ended December 31, 2020

1. Organization

Capital Management Partners, Inc. (the Company) is a privately held Delaware State corporation formed in December 1987 for the purpose of conducting business as an introducing broker (IB) and a securities broker dealer (BD). As an IB, the firm is a member of the National Futures Association (NFA) and registered with the Commodity Futures Trading Commission (CFTC) to solicit accounts for trading in registered futures. In addition, as a BD, the Company is a member of the Financial Industry Regulatory Authority (FINRA) to market investments in private placements.

2. Summary of Significant Accounting Policies

Use of Estimates- The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make reasonable estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses at the date of the financial statements and for the period they include. Actual results may differ from these estimates.

Commission Revenues- The Company conducts a securities business consisting of acting as a private placement agent effecting securities transactions on a best efforts or subscription basis (not on a firm commitment basis). The Company does not receive or hold customer funds or securities. The Company acts as a referral agent only. The Company's clients send funds directly to the private placement manager. Commission revenues and related fees are recorded when the performance obligation has been met. Any fee not received by the end of the fiscal year is included as Commissions Receivable on the statement of financial condition.

Investment Income- Dividends are recorded on the ex-dividend date. Interest is recorded on an accrual basis. Realized and unrealized gains (losses) on marketable securities are recorded on a trade date basis and are included in trading gain on the statement of operations.

Fixed Assets- Fixed assets are stated at cost. Depreciation of fixed assets is provided using the straight-line method over the estimated useful life of the asset. The following is a summary of the estimated useful lives used in computing depreciation expense:

Office equipment	5 years
Computer equipment	5 years

Expenditures for minor maintenance and repairs are charged to expense as incurred

Long Lived Assets- The Company reviews for the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss would be recognized when estimated future cash flows expected to result from the use of the asset and its eventual disposition is less than its carrying amount.

Income taxes- The Company has elected to be taxed as an S Corporation under the Internal Revenue Service Code. Accordingly, under such an election, the Company's taxable income is reported by the individual shareholders and therefore, no provision for federal income taxes has been included in these financial statements.

3. Off Balance Sheet Risk

In the case of its IB activity, the Company may execute various transactions for the benefit of customers through the clearing futures commission merchant. (FCM) This business activity subjects the Company to certain off balance sheet risk, which may be in excess of the liabilities reported in the statement of financial condition. These transactions are contracted on a margin basis whereby the customer is required to maintain minimum margin with the clearing FCM. In the event that a customer is in default of an obligation to the FCM, the FCM will require the Company to fulfill the obligation on behalf of its customer. This exposes the company to credit risk.

The Company seeks to control this risk by monitoring the transactions of customer accounts on a real time basis. The Company has the authority to liquidate customer positions at its discretion in order to ensure the account does not expose the Company to an unacceptable level of credit risk.

4. Fixed Assets- Net

The following table is a summary of fixed assets at December 31, 2020.

Office equipment	$24,903
Computer equipment	32,562
Accumulated depreciation	(53,245)
Fixed assets- net	$4,220

Depreciation expense for the year ended December 31, 2020 was $1,344.

5. FINRA Arbitration

On March 6, 2019, a former client of the Company brought a Statement of Claim in FINRA Arbitration against the Company. After extended discovery and negotiation, the claim was settled on January 23, 2020, for the amount of $70,000. A down payment of $10,000 was made on February 10, 2020, and $3,000 is to be paid to the client's attorney each quarter for the next five years. The amount payable at year end is $48,000 and is included in "Accounts payable and accrued expenses" on the Statement of Financial Condition.

6. Net capital requirement

The company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $45,000 or 6 and 2/3% of aggregate indebtedness, and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2020, the Company had adjusted net capital of $129,529, which was $84,529 in excess of its required net capital of $45,000. At December 31, 2020, ratio of aggregate indebtedness to net capital schedule is 134.95%.

The Company is also subject to the net capital requirements under Regulation 1.17 of the Commodity Exchange Act. Under these provisions, the Company is required to maintain minimum net capital as defined of the higher of $45,000 or $3,000 per Associated Person or $6,000 per branch office. At December 31, 2020, the Company has 2 APs and 1 branch office, including the home office.

7. Paycheck Protection Program (PPP) Loan and Forgiveness

On April 17, 2020, the Company received a Paycheck Protection Program (PPP) loan in the amount of $64,977.00. On October 19, 2020, the Small Business Administration (SBA) forgave this loan. This amount is included on the Statement of Operations as Miscellaneous income.

8. Subsequent Events

The Company has made a review of material subsequent events from December 31, 2020, through the date of this report and found no material subsequent events reportable during this period other than the resolution of the arbitration claim explained in note #5.

Schedule I & II

Computation of Net Capital Under Rule15c3-1 of the Securities and Exchange Commission, and Schedule II - Reconciliation of Computation of Net Capital Pursuant to Rule 15c3-1

CREDIT:	
Shareholders' equity	$304,831
DEBITS:	
Nonallowable assets:	
Non allowable portion of commissions receivable	($124,312)
Prepaid expenses	(6,937)
Other receivables	(38,696)
Advances to affiliate	(0)
Fixed assets-net	(4,220)
Other asset	(1,137)
Total debits	(175,302)
NET CAPITAL	$129,529
Haircuts	(0)
ADJUSTED NET CAPITAL	$129,529
Minimum requirements of 6-2/3% of aggregate indebtedness or $45,000, whichever is greater.	45,000
EXCESS NET CAPITAL	$84,529
AGGREGATE INDEBTEDNESS:	$174,801
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	134.95%
Excess net capital reported on Form X-17A-5	$84,529

See Report of Independent Registered Public Accounting Firm

Schedule III

Reconciliation between Audited and Unaudited Statement of Financial Condition As of December 31, 2020

There were no differences between the net capital calculated at Schedule I and the net capital computed and reported in the Company's December 31, 2020 FOCUS filing.

Computation of Determination of Reserve Requirements Pursuant to Rule 15c3-3

Not applicable

Information for Possession or Control Requirements under Rule 15c3-3

Not applicable

See Report of Independent Registered Public Accounting Firm

MC
MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Capital Management Partners, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report of Brokers and Dealers, in which (1) Capital Management Partners, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Capital Management Partners, Inc. claimed an exemption from 17 C.F.R. §24 0.15c3-3: under the Non-Covered Firm Provision, and (2) Capital Management Partners, Inc. stated that Capital Management Partners, Inc. met the identified exemption provisions for the most recent fiscal year without exception. Capital Management Partners, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Capital Management Partners, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in the Non-Covered Firm Provision.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
February 23, 2021

MC MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Shareholders of Capital Management Partners, Inc.

In planning and performing our audit of the financial statements of Capital Management Partners, Inc. (the "Company") as of and for the year ended December 31, 2020, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("Internal Control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's Internal Control. Accordingly, we do not express an opinion on the effectiveness of the Company's Internal Controls.

Also, as required by Regulation 1.16 of the Commodity Futures Trading Commission ("CFTC"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included test of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16 in making the following:

(1) the periodic computations of minimum financial requirements pursuant to Regulation 1.17.

The management of the Company is responsible for establishing and maintaining Internal Control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the CFTC's above mentioned objectives. Two of the objectives of Internal Control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Regulation 1.16(d)(2) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in Internal Control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's Internal Control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's Internal Control.

Our consideration of Internal Control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in Internal Control that might be material weaknesses. We did not identify any deficiencies in Internal Control and control activities for safeguarding assets and certain regulated commodity customer or firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the CFTC to be adequate for its purposes in accordance with the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report were adequate at December 31, 2020, to meet the CFTC's objectives.

This report is intended solely for the use of the shareholders, management, the CFTC, and other regulatory agencies that rely on Regulation 1.16 of the CFTC in their regulation of introducing brokers, and is not intended to be and should not be used for anyone other than these specified parties.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
February 23, 2021

CAPITAL MANAGEMENT
PARTNERS, INC.

February 19, 2021

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Exemption Report for SEC Rule 15c3-3 for Fiscal Year 2020

Dear Sir/Madame,

For the fiscal year ending December 31, 2020, Capital Management Partners, Inc. ("CMP") claimed exemption from SEC Rule 15c3-3 in that CMP (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3).

CMP met the exemption provided above for the period ending December 31, 2020.

Sincerely,

Peter B. Ecob
Chief Financial Officer

1100 North 4th Street, Suite 141
Fairfield, Iowa 52556
641-472-8800 • 800-621-2520 • Fax: 641-472-7320
Web site: www.capmgt.com